Exhibit 8.2

[Letterhead of Sullivan & Cromwell LLP]

March 29, 2005

Riggs National Corporation,

1503 Pennsylvania Avenue, N.W.,

Washington, D.C. 20005.

Ladies and Gentlemen:

We have acted as counsel to Riggs National Corporation, a Delaware corporation (“Riggs”), in connection with the planned merger (the “Merger”) of Riggs with and into The PNC Financial Services Group, Inc., a Delaware Corporation (“PNC”), pursuant to the Amended and Restated Agreement and Plan of Merger (the “Agreement”), dated as of February 10, 2005, by and between Riggs and PNC as described in the Joint Proxy Statement—Prospectus of PNC and Riggs (the “Joint Proxy Statement—Prospectus”), which is part of the Registration Statement on Form S-4A of PNC filed in connection with the Merger. All capitalized terms used and not otherwise defined herein have the meanings provided in the Agreement.

For purposes of this opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

(i)     The Merger will be completed in the manner set forth in the Agreement and the Joint Proxy Statement—Prospectus; and

(ii)     The representations contained in the letters of representation from Riggs and PNC to us, both dated March 25, 2005, were true and complete when made and will be true and complete at the Effective Time, in each case without regard to any qualifications as to knowledge, belief or intent.

On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion, under presently applicable federal income tax law that:

(i)     The Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

Riggs National Corporation                                                                                                                                               -2-

(ii)      Each of Riggs and PNC will be a party to the reorganization within the meaning of Section 368(b) of the Code; and

(iii)     No gain or loss will be recognized by shareholders of Riggs who receive shares of PNC Common Stock in exchange for Riggs Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional share interests and except to the extent of cash consideration received pursuant to the Merger; provided, however, that this opinion applies only to Riggs shareholders that are “U.S. persons,” for federal income tax purposes and that hold their Riggs Common Stock as a capital asset within the meaning of Section 1221 of the Code, and does not apply to shareholders who acquired their Riggs Common Stock through the exercise of options, or otherwise as compensation, or who are otherwise subject to special treatment under the U.S. federal income tax laws (including insurance companies, dealers in securities or foreign currency, tax-exempt organizations, taxpayers employing a mark-to-market method of accounting, including traders in securities who elect to apply a mark-to-market method of accounting, pass-through entities and investors in such entities, foreign persons, stockholders who hold Riggs common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment and financial institutions).

This opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences or effectiveness of the Merger under any other laws.

We hereby expressly consent to the filing with the Securities and Exchange Commission of this letter as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP